Mail Stop 4561
	 								September 8, 2005

VIA U.S. MAIL AND FAX (602) 267-7400

Mr. William H. Whitmore, Jr.
Chief Executive Officer
MediaMax Technology Corporation
668 N. 44th Street, Suite 233
Phoenix, AZ 85008

      Re:	MediaMax Technology Corporation
      	Form 10-KSB for the year ended December 31, 2004
      	Filed March 30, 2005
      File No. 0-31079

Dear Mr. Whitmore:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Certifications
1. We note that the certificates filed as Exhibits to your Form
10-
KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-
KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item
601(b)(31) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 37
2. Please confirm to us that you have a signed audit report on file from your auditors. In future filings please include a signed audit report in your Edgar filing.

Note 1 - Organization and Business, page 42

Summary of Significant Accounting Policies, page 44
3. Please tell us your accounting policy for recognition of revenues and disclose your policy in future filings. Cite the specific accounting literature in your response.
4. Tell us your accounting policy for issuances of equity instruments in exchange for goods or services received from other than employees.
From your disclosure, it appears that in several instances shares have been issued for services at below-market values. Refer to paragraphs 8-10 of SFAS 123. We may have further comment.

Share Based Compensation, page 46
5. Please supplementally advise us how you considered EITF 98-5 and
APB 14 in accounting for the conversion feature of the debenture issued in the fourth quarter of 2004. From your disclosure, it appears that you have not allocated any proceeds to the conversion feature. Disclose the balance of any remaining unamortized beneficial conversion feature, and disclose the related amount that has been recognized in earnings during 2004.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. William H. Whitmore, Jr.
MediaMax Technology Corporation
September 8, 2005
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